LEGION CAPITAL CORPORATION

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

June 15, 2023

Mr. John Stickel

Ms. Susan Block

United States Securities and Exchange Commission

Washington, DC

Re: Legion Capital Corp

Offering Statement on Form 1-A

Filed May 25, 2023

File No. 024-12262

Dear Mr. Stickel and Ms. Block,

Legion Capital is in receipt of your Comment Letter dated June 14, 2023 and responds to same as follows:

Terms of the Offering, page 22

1. We note your disclosure here, on the cover page and on page 3 about the interest rate step-up rights. Please expand your disclosure to provide additional details as to how such step-up rights will operate, such as whether you will provide notice to bondholders of such rights prior to maturity, and whether bondholders must affirmatively commit to a “repurchase” at or within the 30 days of maturity, and what will happen to their funds if they do not take action. Please also provide us an analysis as to whether you think the step-up will result in a new bond being issued and thus constitute a new security offering, as it is unclear from your disclosure here and on page 6. As such, please advise if you anticipate the repurchase will be considered a separate Regulation A offering, and if you anticipate you will be filing a new Form 1-A, or other form, to correspond with the subsequent bond offering. As part of your response, please also tell us how you think the subsequent offerings will fit within the Tier 2 offering limit, not to exceed $75,000,000. See Rules 251(a) (2) of Regulation A. Finally, we note that such right does not appear in the form of bond filed as Exhibit 4.3, so please clarify if this right is a feature of the bond itself and how it will be memorialized such that bondholders are aware of the right, and whether you have the right to alter its availability.

Response:

We believe the staff has raised some significant questions regarding the “step-up” interest provision and after considering the matter, the Company has decided to eliminate this provision from the offering to avoid uncertainty. Accordingly, we have filed an amended Form 1-AA today without such provision.

Please also note that we corrected a couple of typos in the 1-AA that were non-substantive in nature.

Sincerely yours,

/s/ James S. Byrd
James S. Byrd,
Attorney for Legion Capital